Exhibit 99.1

Joint Statement By Canadian Banks And Life Insurance Companies Regarding Annual Meetings In 2021

TORONTO, Dec. 15, 2020 /CNW/ - This is a joint statement issued by BMO, CIBC, Canadian Western Bank, Laurentian Bank, National Bank, RBC, Scotiabank, TD Bank Group, Great-West Lifeco, Canada Life, Manulife and Sun Life. Each of us continues to actively monitor COVID-19 developments and the directives from public health and government authorities for group gatherings and social distancing. We have been taking a series of proactive precautionary measures to help protect the health and well-being of our employees, clients and communities. This degree of care and concern extends to all of our shareholders and policyholders, and we have been carefully considering alternatives for our respective annual meetings in 2021.

The health and well-being of our employees, clients, investors and communities is our collective priority. As a result of the anticipated ongoing impact of COVID-19, and in consideration of the evolving protocols from public health and government authorities, we have jointly obtained a court order that allows us to hold our annual meetings in 2021, in whole or in part, using electronic means. The order permits our meetings to be conducted over one or more of webcasting, teleconference or other electronic means, in each case in addition to, or instead of, an in-person meeting, and permits alternative means for distributing meeting materials. In March 2020, we jointly obtained a similar court order. We are considering ways to enhance the participant experience in 2021, leveraging the learnings from our respective 2020 annual meetings. The order was obtained because Canadian banks and insurance companies are not permitted to conduct an electronic annual meeting in lieu of an in-person meeting without relief from the court.

We believe these precautions are prudent measures to protect the health and well-being of our stakeholders, while supporting shareholder and policyholder engagement and their ability to attend and exercise their rights.

The specific arrangements for each annual meeting will be announced separately prior to the scheduled date. We encourage our shareholders and policyholders to visit our websites in advance of our annual meetings for the most current information.

Bank of Montreal BMO Life Assurance Company Media Relations Paul Gammal (416) 867-3996 paul.gammal@bmo.com Investor Relations Bill Anderson (416) 867-7834 bill2.anderson@bmo.com	The Bank of Nova Scotia Media Relations Laura Mergelas (437) 244-7863 (m) | (416) 285-2639 (o) laura.mergelas@scotiabank.com

Canadian Imperial Bank of Commerce Media Relations Trish Tervit (416) 813-9119 trish.tervit@cibc.com	Canadian Western Bank Investor Relations Chris Williams (780) 508-8229 chris.williams@cwbank.com

Laurentian Bank of Canada Media Relations Fabrice Tremblay (438) 989-6070 (m) (514) 284-4500 x 40020 (o) fabrice.tremblay@blcgf.ca

National Bank of Canada

Media Relations

Marie-Pierre Jodoin

(514) 394-4209

mariepierre.jodoin@nbc.ca

Investor Relations

Marianne Ratté

1-866-517-5455

investorrelations@nbc.ca /
relationsinvestisseurs@bnc.ca

Royal Bank of Canada RBC Life Insurance Company Media Relations Gillian McArdle (416) 842-4231 gillian.mcardle@rbc.com Investor Relations Asim Imran (416) 955-7804 asim.imran@rbc.com	The Toronto-Dominion Bank Media Relations Natasha Ferrari (416) 400-9098 natasha.ferrari@td.com Investor Relations Gillian Manning (416) 308-6014 gillian.manning@td.com

Great-West Lifeco Inc.

The Canada Life Assurance Company

Media Relations

Liz Kulyk

(204) 391-8515

media.relations@canadalife.com

Investor Relations

Deirdre Neary

(647) 328-2134

deirdre.neary@canadalife.com

Manulife Financial Corporation

The Manufacturers Life Insurance Company

Media Relations

Gillian Earle

(289) 834-0862

gillian_earle@manulife.com

Investor Relations

Adrienne O'Neill

(416) 926-6997

adrienne_oneill@manulife.com

Sun Life Financial Inc.

Sun Life Assurance Company of Canada

Media Relations

Rajani Kamath

(416) 979-6070

rajani.kamath@sunlife.com

Investor Relations

Leigh Chalmers

(647) 256-8201

investor.relations@sunlife.com

SOURCE Canadian Banks and Life Insurance Companies

View original content: http://www.newswire.ca/en/releases/archive/December2020/15/c4296.html

%CIK: 0001097362

CO: Canadian Banks and Life Insurance Companies

CNW 11:21e 15-DEC-20